Filed by Rosetta Resources Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Rosetta Resources Inc.

Commission File No.: 000-51801

This filing relates to a proposed business combination involving Rosetta Resources Inc. (“Rosetta”) and Noble Energy, Inc. (“Noble Energy”).

Cautionary Note Regarding Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of federal securities laws. Words such as “anticipates,” “believes,” “expects,” “intends,” “will,” “should,” “may,” and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect Noble Energy, Inc.’s (“Noble Energy”) and Rosetta’s current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Noble Energy and Rosetta, including future financial and operating results, Noble Energy’s and Rosetta’ plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts, including estimates of oil and natural gas reserves and resources, estimates of future production, assumptions regarding future oil and natural gas pricing, planned drilling activity, future results of operations, projected cash flow and liquidity, business strategy and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this communication will occur as projected, and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite Rosetta shareholder approval, the risk that Rosetta or Noble Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger, the risk that a condition to closing of the merger may not be satisfied, the timing to consummate the proposed merger, the risk that the businesses will not be integrated successfully, the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected, disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers, the diversion of management time on merger-related issues, the volatility in commodity prices for crude oil and natural gas, the presence or recoverability of estimated reserves, the ability to replace reserves, environmental risks, drilling and operating risks, exploration and development risks, competition, government regulation or other actions, the ability of management to execute its plans to meet its goals and other risks inherent in Noble Energy’s and Rosetta’s business that are discussed in Noble Energy’s and Rosetta’s most recent annual reports on Form 10-K, respectively, and in other Noble Energy and Rosetta reports on file with the Securities and Exchange Commission (“SEC”). Noble Energy’s reports are also available from Noble Energy’s offices or website, http://www.nobleenergyinc.com, and Rosetta’s reports are also available from Rosetta’s offices or website, http://www.rosettaresources.com. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Neither Noble Energy nor Rosetta assumes any obligation to update forward-looking statements should circumstances or management’s estimates or opinions change. Investors are urged to consider closely the disclosures and risk factors in Noble Energy’s and Rosetta’s most recent annual reports on Form 10-K and in their other reports filed with the SEC, which are available from Noble Energy’s offices or website, http://www.nobleenergyinc.com, and Rosetta’s offices or website, http://www.rosettaresources.com, respectively. Noble Energy and Rosetta undertake no obligation to publicly update any forward-looking statement in this communication, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed merger, Noble Energy will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Rosetta that will also constitute a prospectus of Noble Energy. Security holders are urged to read the proxy statement/prospectus and other relevant documents filed with the SEC regarding the proposed transaction when they become available because they will contain important information. The proxy statement/prospectus and other documents that will be filed by Noble Energy and Rosetta with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or from the sources indicated above.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation

Noble Energy, Rosetta and certain of their directors and executive officers may be deemed to be “participants” (as defined in Schedule 14A under the Securities Exchange Act of 1934, as amended) in respect of the proposed transaction. Information about Noble Energy’s directors and executive officers is available in Noble Energy’s proxy statement filed with the SEC on March 27, 2015. Information about Rosetta’s directors and executive officers is available in Rosetta’s proxy statement filed with the SEC on March 26, 2015. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Noble Energy or Rosetta using the sources indicated above.

May 11, 2015

Fellow Employees,

I am pleased to announce that today we have entered into a definitive merger agreement in which Noble Energy will acquire Rosetta Resources, bringing together two complementary companies with a deep and diverse portfolio of assets in key unconventional resource basins.

I am excited about the opportunities that the deal will bring to all of our stakeholders. Strategically and financially, this is the right deal at the right time for Rosetta Resources and a combination with Noble Energy positions us to operate more efficiently across commodity price cycles. Noble Energy does not currently operate in the Permian or Eagle Ford basins so we are able to add two exceptional areas to their global portfolio, creating more value for shareholders.

Naturally, this news may cause you to have questions about what this means for you. Please be assured that both companies’ management teams are committed to a thoughtful integration process. In the coming days and weeks, Noble Energy will establish a team comprising members of both companies to prepare for and oversee a comprehensive integration process.

For now, there will be no immediate change to your employment and responsibility. From an operational standpoint, it will be business as usual through the anticipated closing date of the transaction which is estimated to be during the third quarter.

We are committed to keeping you well-informed as the deal progresses. We will be holding an all-employee meeting today at 11:00 a.m. Senior leadership from Noble Energy, including their CEO, will be there to brief you in person and to answer questions that you might have. Ahead of this, you can learn more about the agreement by reading the attached joint press release that was issued this morning and listening to the investor webcast on Noble Energy’s website at 9 a.m.

I know that this combination of two great companies makes sense for all our stakeholders and I want to personally acknowledge all that you have contributed to make this deal possible.

Sincerely,

Jim Craddock

Chairman, CEO and President